Exhibit 99.1

Ninetowns Schedules First Quarter 2007 Results Conference Call

Thursday July 19, 8:55 am ET

BEIJING, July 19 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News) announced today that it will hold a conference call with investors and analysts on July 27, 2007 at 7:00 a.m. in Beijing to discuss the Company's first quarter 2007 results. This will be 7:00 p.m. on July 26, 2007 in New York.

The news release announcing the first quarter 2007 results will be disseminated after the Nasdaq stock market closes on July 26, 2007 in New York.

The dial-in number for the live audio call beginning at 7:00 a.m. Beijing time on July 27, 2007 (7:00 p.m. in New York on July 26, 2007) is +1-617-213- 8833, and the passcode is 48719997. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english .

A replay of the call will be available from 9:00 a.m. Beijing time on July 27, 2007 (9:00 p.m. in New York on July 26, 2007) through 9:00 a.m. on August 3, 2007 in Beijing (9:00 p.m. in New York on August 2, 2007) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english . The passcode to access the call replay is 40358138.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

     Ms. Helen Wu / Ms. Lisa Zheng
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6588-2256
     Email: ir@ninetowns.com

    Investor Relations (HK):
     David Dambro, Director
     Taylor Rafferty
     Tel:   +852-2167-2006
     Email: ninetowns@taylor-rafferty.com

    Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited